UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13G-1(b)
☐ Rule 13G-1(c)
☑ Rule 13G-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	591176102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

	Infrastructure & Environmental Private Equity Fund III, L.P. 36-4125294

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,700,907

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,700,907

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,700,907

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON

	PN

CUSIP NO.	591176102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

	Environmental & Information Technology Private Equity Fund III, a German civil partnership Foreign

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	5	SOLE VOTING POWER

NUMBER OF		425,047

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		425,047

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	425,047

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3%

12	TYPE OF REPORTING PERSON

	PN

CUSIP NO.	591176102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) The Productivity Fund III, L.P. 51-0369223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		713,621

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		713,621

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	713,621

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.2%

12	TYPE OF REPORTING PERSON

	PN

CUSIP NO.	591176102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apex Investment Fund III, LP 36-4078931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		668,977

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		668,977

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	668,977

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.1%

12	TYPE OF REPORTING PERSON

	PN

CUSIP NO.	591176102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bret R. Maxwell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		142,372

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,533,193

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,372

WITH:	8	SHARED DISPOSITIVE POWER

		3,533,193

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,695,565

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.6%

12	TYPE OF REPORTING PERSON

	IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:

a186 North Avenue East Cranford, NJ 07016
Item 2.
(a)	Names of persons filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:

Bret R. Maxwell:

c/o MK Capital 1033 Skokie Blvd. Suite 430 Northbrook, IL 60062

All Others:

c/o First Analysis Corporation One South Wacker Drive, Suite 3900 Chicago, IL 60606

(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1)

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Pages, Items 5 through 11.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

The preceding box is checked only with respect to Environmental & Information Technology Private Equity Fund III, The Productivity Fund III, L.P., and Apex Investment Fund III, LP.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Please see Exhibit I attached hereto.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Please see Exhibit I attached hereto.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.
SIGNATURE
     Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: January 18, 2008

INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P.

By: Infrastructure and Environmental Private Equity Management III, L.L.C., Its General Partner

By: First Analysis IEPEF Management Company III, L.L.C., A Member

By:	/s/ Bret R. Maxwell Bret R. Maxwell, Managing Member

ENIVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

By: Infrastructure and Environmental Private Equity Management III, LLC, Its Investment Manager

By: First Analysis IEPEF Management Company III, L.L.C., A Member

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

THE PRODUCTIVITY FUND III, L.P.

By: First Analysis Management Company III LLC, its General Partner

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

APEX INVESTMENT FUND III, L.P.

By: Apex Management III LLC, its General Partner

By: First Analysis Apex Management III, LLC, Member

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

/s/ Bret R. Maxwell

BRET R. MAXWELL

EXHIBIT I to Schedule 13G
Identification of General Partners
     The general partner of Infrastructure and Environmental Private Equity Fund III, L.P. (“IEPEF III”), and Investment Manager of Environmental & Information Technology Private Equity Fund III (“EITPEF”) is Infrastructure and Environmental Private Equity Management III, LLC (“IEPEM”), whose ultimate members are First Analysis Corporation (“FAC”), Bret R. Maxwell (“Maxwell”), Mark Koulogeorge (“Koulogeorge”), Brian E. Hand (“Hand”), Argentum Management, LLC (“AM”), Argentum Investments, LLC (“AI”), Schneur Z. Genack, Inc. (“SZG”), and Hamilton Venture Partners, LLC (“HVP”). Only FAC, Koulogeorge and Maxwell take executive action on behalf of IEPEM with respect to its functioning as general partner of IEPEF III and investment manager of EITPEF.
     F. Oliver Nicklin (“Nicklin”), President and Director of FAC, takes executive actions on behalf of FAC with respect to FAC’s functioning as an ultimate general partner of IEPEF III and EITPEF. Nicklin maintains his principal office at One South Wacker Drive, Suite 3900, Chicago, Illinois 60606 (“Suite 3900”). He is principally employed as an executive of FAC. FAC’s principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 3900.
     Each of AM and AI maintains its business address c/o The Argentum Group (“TAG”), 60 Madison Avenue, Suite 701, New York, New York 10010 (the “TAG Address”). SZG maintains its business address at 227 Hollywood Crossing, Lawrence, New York 11559 (the “SZG Address”). The persons who take actions on behalf of AM, AI and SZG with respect to their functioning as members of IEPEM are Schneur Genack (“Genack”), Daniel Raynor (“Raynor”) and Walter H. Barandiaran (“Barandiaran”). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG Address. TAG’s principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at the SZG Address.
     The person who takes actions on behalf of HVP with respect to its functioning as a member of IEPEM is Charles Hamilton, who is principally employed as an executive of FAC. Hamilton does not take executive action on behalf of FAC with respect to its functioning as an ultimate general partner of IEPEF III and EITPEF. Hamilton maintains his principal business address at 60 Seminary Cove Drive, Mill Valley, California 94941. HVP’s principal business is investment banking.
     To the best of FAC’s knowledge, each of the natural persons listed above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.
     The general partner of The Productivity Fund III, L.P. (“PF”) is First Analysis Management Company III, LLC, whose members are FAC, Maxwell and Koulogeorge. Only FAC, Koulogeorge and Maxwell take executive action on behalf of PF III.
     The general partner of Apex Investment Fund III, L.P. (“AIF III”) is Apex Management III LLC (“AM III”), whose ultimate members are James A. Johnson, George M. Middlemas, FAC, Maxwell, Koulogeorge, Hand, Frederick W.W. Bolander and Donald W. Phillips. Only Johnson, Middlemas, FAC, Maxwell and Koulogeorge take executive action on behalf of AM III with respect to its functioning as general partner of AIF III.